Exhibit 21.1
SUBSIDIARIES OF LACROSSE FOOTWEAR, INC.
AS OF DECEMBER 31, 2008

	Jurisdiction of
Name	Incorporation	Percent Ownership
Danner, Inc.	Wisconsin	100%

LaCrosse International, Inc.	Oregon	100%

LaCrosse Europe, Inc.	Oregon	100%

LaCrosse Europe ApS	Denmark	100%
		(subsidiary of LaCrosse Europe, Inc.)